UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          21st CENTURY HOLDING COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    90136Q100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]  Rule 13d-1(b)

         [ ]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

                               CUSIP No. 90136Q100


    1       NAMES OF REPORTING PERSONS          MICHELE V. LAWSON
                                      -----------------------------------------

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ----------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

    3       SEC USE ONLY
                        -------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION            U.S.A.
                                                 ------------------------------

                                 5      SOLE VOTING POWER             623,289
          NUMBER OF                                       ---------------------
           SHARES
        BENEFICIALLY             6      SHARED VOTING POWER           623,289(1)
          OWNED BY                                          -------------------
            EACH
         REPORTING               7      SOLE DISPOSITIVE POWER        623,289
           PERSON                                             -----------------
            WITH
                                 8      SHARED DISPOSITIVE POWER      623,289(1)
                                                                 --------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON                                                    1,246,578
                                                                 ---------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9           37.21%(2)
                                                                 --------------

    12      TYPE OF REPORTING PERSON (See Instructions)                 IN
                                                       -------------------------


---------------------
(1)      Represents 623,289 shares of Common Stock held by her husband.
(2) Calculated on the basis of 3,350,000 shares of Common Stock outstanding on December 15, 1998.

                               Pages 2 of 5 Pages

ITEM 1(A).        NAME OF ISSUER:

                  21st Century Holding Company

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  4161 NW 5th Street
                  Plantation, FL  33317

ITEM 2(A).        NAME OF PERSON FILING:

                  Michele V. Lawson

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  4161 NW 5th Street
                  Plantation, FL  33317

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  90136Q100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.           OWNERSHIP:

                  (a)      Amount Beneficially Owned:      1,246,578(1) shares.
                                                           --------------------
                  (b)      Percent of Class:   37.21%(2)
                                               ---------
---------------------

(1)      Represents 623,289 shares of Common Stock held by her husband.
(2) Calculated on basis of 3,350,000 shares of Common Stock outstanding on December 15, 1998.

                               Pages 3 of 5 Pages

                  (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct to vote  623,289 shares
                                                                 ---------------

                  (ii)  shared power to vote or to direct
                        the vote                                 623,289 shares
                                                                 ---------------
                  (iii) sole power to dispose or to direct the
                        disposition of                           623,289 shares
                                                                 ---------------
                  (iv)  shared power to dispose or to direct
                        disposition of                           623,289 shares
                                                                 ---------------

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                               Pages 4 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 1999.                             /s/ MICHELE V. LAWSON
                                                       ------------------------
                                                         Michele V. Lawson


                               Pages 5 of 5 Pages